UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

November 9, 2018

(Date of Report (Date of earliest event reported))

MogulREIT I, LLC

(Exact name of registrant as specified in its charter)

Delaware		32-0487554
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781‑7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

RealtyMogul’s MogulREIT I and MogulREIT II cross $53 million invested in properties valued at over $388 million

Investors Have Received Monthly or Quarterly Distributions Since Inception 2, 4

LOS ANGELES, CA – November 1, 2018 - RealtyMogul, an online marketplace that pioneered providing direct real estate access to discerning investors, announced today that their public, non-traded REITs have raised over $56 million, with approximately $53 million currently invested into properties valued at over $388 million.

Here are some high-level statistics:

MogulREIT I, LLC

•	Over $44.82 million raised, with approximately $38.9 million currently invested in properties worth approximately $273 million[1]
•	16 diversified investments
•	Over 4,400 investors
•	8.0% annualized distribution rate, paid monthly, since inception[2]
•

Strategy: Invests in debt and debt-like instruments across different property types – multifamily, office, retail, and industrial. The investment objective is to pay attractive and consistent cash distributions and preserve, protect, increase and return investors’ capital contribution

MogulREIT II, Inc.

•	Over $11.81 million raised, with approximately $14.1 million currently invested in properties worth approximately $115 million[3]
•	7 diversified investments
•	Over 1,280 investors
•	4.5% annualized distribution rate, paid quarterly, since inception[4]
•

Strategy: Invests in preferred and joint-venture equity in multifamily properties.  The investment objective is to realize capital appreciation in the value of our investments over the long-term, and pay attractive and stable cash distributions

RealtyMogul CEO Jilliene Helman noted, “We are proud of our strong performance to date and grateful to our investors for entrusting us with their hard-earned money.  We operate day in and day out to be good stewards of that capital and are excited to announce our public, non-traded REITs have raised over $56 million.”

RealtyMogul utilizes a disciplined investment process to scour the numerous inbound financing leads we receive to identify those investment opportunities that offer potential favorable risk-adjusted interest payments, solid underlying real estate fundamentals and thoughtful diversification by both property type and geography. Then, we conduct an extensive credit and legal review of the real estate company who we are working with and we further analyze the investment’s ability to return capital in downside scenarios.

Once everything has been vetted, the investment is sent to our multi-member investment committee for final scrutiny and approval. Once we close on an investment, our asset management team monitors on an ongoing basis the health and status of the investments.

About RealtyMogul

RealtyMogul is a commercial real estate private markets investing platform that provides discerning investors exclusive access to thoroughly vetted opportunities, rigorous underwriting, and high-touch customer service through licensed investment professionals. We strive to build wealth through sound principles and data insights, serving real people who want a smart alternative investing strategy.

We offer capital financing opportunities to qualified real estate companies, and through our rigorous vetting we’re able to hand-select opportunities for our discerning investors. RealtyMogul offers securities through North Capital Private Securities Corporation, member FINRA/SIPC.

1  Aggregate value of all underlying properties in MogulREIT I, LLC based on appraisals dated within 6 months of the original acquisition by Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable.

2 MogulREIT I has consistently declared distributions on a monthly basis since it commenced operations on August 15, 2016. All distributions equate to approximately 8.0% on an annualized basis based upon the historical NAV. The annualized distribution rate is not a guarantee or projection of future distributions, and the Manager may in the future declare lower distributions or no distributions at all. While the Manager is under no obligation to do so, the annualized distribution rate assumes that the Manager will declare distributions in the future similar with the distribution disclosed herein.

3 Aggregate value of all underlying properties in MogulREIT II, Inc. based on the most recent purchase price of each asset.

4 MogulREIT II has declared distributions on a quarterly basis since January 1, 2018. The quarterly distributions equate to approximately 4.5% on an annualized basis based upon the $10.00 per share purchase price. The annualized distribution rate is not a guarantee or projection of future distributions, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT I, LLC

By:	RM Adviser, LLC
Its:	Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer and Secretary

Date:	November 9, 2018